# The Sumitomo Trust & Banking Co., Ltd.

**NEW YORK BRANCH**

**527 MADISON AVENUE, NEW YORK, N.Y. 10022**

**TELEPHONE (212) 326-0600**




**RETURN RECEIPT REQUESTED**



May 31, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.



The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

**Notice Regarding Partial Correction in the Explanatory Material of the Financial Results for the Fiscal Year 2006**

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

May 30, 2007
The Sumitomo Trust & Banking Co., Ltd

## Notice Regarding Partial Correction in the Explanatory Material of the Financial Results for Fiscal Year 2006

The Sumitomo Trust and Banking Co., Ltd. hereby announces that it has made corrections to a part of the Explanatory Material of the Financial Results for Fiscal Year 2006 disclosed on May 21, 2007. (Corrections are underlined below.)

**(Page10) 5. Mid-term target "Midterm financial plan"**

(After correction)

| | Billions of Yen FY2006 | Billions of Yen FY2009 |
|---|---|---|
| Consolidated net business profits before credit costs | 215.4 | 248.0 – 267.0 |
| Non-consolidated net business profit before credit costs | 175.9 | 204.0 – 218.0 |
| Consolidated net operating income | 170.1 | 221.0 – 240.0 |
| Consolidated net income | 103.8 | 133,0 – 145.0 |

(Before correction)

| | Billions of Yen FY2006 | Billions of Yen FY2009 |
|---|---|---|
| Consolidated net business profits before credit costs | 215.4 | 245.0 – 259.0 |
| Non-consolidated net business profit before credit costs | 175.9 | 204.0 – 218.0 |
| Consolidated net operating income | 170.1 | 220.0 – 234.0 |
| Consolidated net income | 103.8 | 133.0 – 140.0 |

**(Page15) (2) Assets classified under the Financial reconstruction law 3) Asset classified under the Financial reconstruction law as of March 31, 2007 (Non-consolidated) (Banking a/c)**

(After correction) (in millions of Yen)

| | Balance | Coverage ratio | Collateral/Reserves | | Reserve ratio |
|---|---|---|---|---|---|
| Substandard loans (C) | (g) 35,758 (54,873) | 48% (67%) | Uncovered | 18,470 | 29% (33%) (h)/((g)-(i)) |
| | | | General reserves(h) | 7,576 | |
| | | | Guarantee and collateral(i) | 9,712 | |
| Ordinary assets | 11,556,882 (10,938,394) | | General reserves | 64,392 | |
| | | | Reserves for loans to borrowers in specific foreign countries | 720 | |

(Before correction) (in millions of Yen)

| | Balance | Coverage ratio | Collateral/Reserves | | Reserve ratio |
|---|---|---|---|---|---|
| Substandard loans (C) | (g) 35,758 (54,873) | 45% (67%) | Uncovered | 19,371 | 26% (33%) (h)/((g)-(i)) |
| | | | General reserves(h) | 6,927 | |
| | | | Guarantee and collateral(i) | 9,460 | |
| Ordinary assets | 11,556,882 (10,938,394) | | General reserves | 65,041 | |
| | | | Reserves for loans to borrowers in specific foreign countries | 720 | |

For enquiries, please contact
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654